FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, May 11, 2023

FINANCIAL RESULTS FOR THE FIRST QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited consolidated financial statements prepared using the recognition and measurement requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), combined ratio, combined ratio points, book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" in the company's Interim Report for the three months ended March 31, 2023.)
Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $1,250.0 million ($49.38 net earnings per diluted share after payment of preferred share dividends) in the first quarter of 2023 compared to net earnings of $588.7 million ($22.67 net earnings per diluted share after payment of preferred share dividends) in the first quarter of 2022. Book value per basic share at March 31, 2023 was $803.49 compared to $762.28 at December 31, 2022 (an increase of 6.8% adjusted for the $10 per common share dividend paid in the first quarter of 2023).
"We got off to a great start in 2023, with our property and casualty insurance and reinsurance operations producing operating income of $1,309.3 million ($843.0 million excluding discounting and risk adjustment on claims of $466.3 million) for the first quarter, reflecting increased interest and dividends, increased share of profit of associates and strong insurance service result. Our underwriting performance in the first quarter of 2023 continued to produce favourable results, with additional growth in gross premiums written of 7.2% and net premiums written of 6.1%, primarily reflecting new business and continued incremental rate increases in certain lines of business. We achieved underwriting profit of $313.8 million on an undiscounted basis and a consolidated combined ratio of 94.0% for the quarter.
"On January 1, 2023 we were required to adopt the new accounting standard for insurance contracts (IFRS 17) – with the most significant changes being the discounting of our insurance liabilities and a specific risk margin for uncertainty. As we have stated before, this new reporting requirement will not change the way management evaluates the business and we will continue to be focused on underwriting profit on an undiscounted basis with strong reserving. The effects of discounting and risk adjustment in the quarter resulted in an increase to pre-tax earnings of $309.6 million.
"Net gains on investments of $771.2 million in the quarter were principally comprised of mark to market gains on common stocks of $410.4 million and bonds of $319.0 million. The pre-tax gain on the sale of Brit's MGA Ambridge of approximately $255 million was not accounted for in the first quarter as the transaction only closed on May 10, 2023. Also, on closing of the Gulf Insurance transaction, the company expects it will record a pre-tax gain of approximately $300 million when our equity interest increases from 43.7% to a controlling interest of 90.0%.
"As we have previously said, we have increased our interest and dividend annual run-rate to over $1.5 billion and have locked it in at this level for the next three years. Our fixed income portfolio is conservatively positioned with effectively 80% of our fixed income portfolio in government bonds and only 14% in primarily short-dated corporate bonds.
"We continue to focus on being soundly financed and ended the quarter with approximately $1.0 billion in cash and investments in the holding company, which does not include any proceeds from the sale of Brit's MGA Ambridge that closed on May 10, 2023," said Prem Watsa, Chairman and Chief Executive Officer.
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	First quarter
	2023	2022
	($ millions)
Gross premiums written	7,138.5	6,662.9
Net premiums written	5,663.1	5,342.7
Net insurance revenue	5,159.9	4,674.4

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	275.8	211.6
Global Insurers and Reinsurers	625.3	399.1
International Insurers and Reinsurers	76.6	51.2
Insurance service result	977.7	661.9
Other insurance operating expenses	(197.6)	(170.0)
	780.1	491.9
Interest and dividends	311.5	110.5
Share of profit of associates	217.7	127.5
Operating income - Property and Casualty Insurance and Reinsurance	1,309.3	729.9
Operating income - Life insurance and Run-off	3.4	44.6
Operating income (loss) - Non-insurance companies	(0.6)	27.1
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(163.4)	419.0
Net gains (losses) on investments	771.2	(195.2)
Interest expense	(124.3)	(103.9)
Corporate overhead and other expense	(26.5)	(16.3)
Earnings before income taxes	1,769.1	905.2
Provision for income taxes	(365.1)	(206.4)
Net earnings	1,404.0	698.8

Attributable to:
Shareholders of Fairfax	1,250.0	588.7
Non-controlling interests	154.0	110.1
	1,404.0	698.8
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented on the consolidated statement of earnings, and (ii) the effects of discounting of losses and ceded losses on claims recorded in the period and the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses.

	First Quarter
	2023	2022
	($ millions)
Insurance service result	977.7	661.9
Other insurance operating expenses	(197.6)	(170.0)
Discounting of losses and ceded losses on claims recorded in the period	(422.4)	(175.7)
Changes in the risk adjustment and other	(43.9)	8.2
Underwriting profit	313.8	324.4
Interest and dividends	311.5	110.5
Share of profit of associates	217.7	127.5
Adjusted operating income - Property and Casualty Insurance and Reinsurance	843.0	562.4

Adoption of IFRS 17 Insurance Contracts ("IFRS 17") on January 1, 2023
On January 1, 2023 Fairfax adopted the new accounting standard for insurance contracts (IFRS 17).
•It resulted in considerable changes to the recognition, measurement, presentation and disclosure of the company’s insurance and reinsurance operations – the most significant being the discounting of the company's net insurance liabilities and a new risk adjustment for uncertainty.
•This new accounting standard has not changed the way management evaluates the performance of its property and casualty insurance and reinsurance operations. The company remains focused on underwriting profit on an undiscounted basis with strong reserving with all of the property and casualty insurance and reinsurance operations continuing to use the traditional performance measures of gross premiums written, net premiums written and combined ratios to manage the business.
•The cumulative effect of implementing IFRS 17 was $2.4 billion and was recognized as an increase in common shareholders' equity at December 31, 2022 (an increase in book value per share of $104.60), primarily reflecting the introduction of discounting net claims reserves of $4.7 billion, partially offset by a risk adjustment of $1.6 billion for uncertainty related to the timing and amount of cash flows from non-financial risk and by the tax effect of the measurement changes and other of $0.7 billion.
•The new standard increased common shareholders' equity at December 31, 2022 to $17.8 billion, a book value per share of $762.28.

Highlights for the first quarter of 2023 (with comparisons to the first quarter of 2022 except as otherwise noted, and excluding the effects of IFRS 17 when discussing the combined ratio and adjusted operating income) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased 6.1% to $5,619.4 million from $5,297.3 million, while gross premiums written increased by 7.2%.
•The consolidated combined ratio of the property and casualty insurance and reinsurance operations was 94.0%, producing an underwriting profit of $313.8 million, compared to a combined ratio of 93.1% and an underwriting profit of $324.4 million in 2022, driven by continued growth in business volumes (net insurance revenue increased by 10.6%) and prudent expense management, partially offset by increased catastrophe losses of $191.9 million or 3.7 combined ratio points in the quarter.
•Adjusted operating income of the property and casualty insurance and reinsurance operations increased by 49.9% to $843.0 million from $562.4 million, principally due to increased interest and dividend income and share of profit of associates.
•Net finance expense from insurance contracts and reinsurance contract assets held of $163.4 million reflected interest accretion as a result of the unwinding of the effects of discounting recognized at higher interest rates compared to net finance income from insurance contracts and reinsurance contract assets held of $419.0 million in the prior year that benefited from the significant increase in discount rates during the quarter, the effects of which exceeded the interest accretion.
•Consolidated interest and dividends increased significantly in the quarter from $168.9 million to $382.3 million. At March 31, 2023 the company's insurance and reinsurance companies held portfolio investments of $54.5 billion (excluding Fairfax India's portfolio of $2.0 billion), of which approximately $7.5 billion was in cash and short term investments representing approximately 13.7% of those portfolio investments. During the first quarter of 2023 the company used net proceeds from sales and maturities of short dated U.S. treasuries to purchase $5.9 billion of U.S. treasuries with maturities between 3 to 5 years, which will benefit interest and dividend income in the remainder of 2023.
•Consolidated share of profit of associates of $333.8 million principally reflected share of profit of $94.6 million from Eurobank, $69.2 million from EXCO Resources Inc., $50.1 million from Poseidon (formerly Atlas Corp.) and $28.7 million from Gulf Insurance.

•Net gains on investments of $771.2 million consisted of the following:

	First quarter of 2023
	($ millions)
	Realized gains (losses)	Unrealized gains	Net gains
Net gains (losses) on:
Equity exposures	172.7	237.7	410.4
Bonds	(331.9)	650.9	319.0
Other	(63.1)	104.9	41.8
	(222.3)	993.5	771.2

Net gains on equity exposures of $410.4 million was primarily comprised of unrealized gains on common stocks, convertible bonds and preferred stocks and net gains on equity derivatives. At March 31, 2023 the company continued to hold equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or approximately $372.96 (Cdn$476.03) per share, on which the company recorded $139.8 million of net gains in the first quarter of 2023.
Net gains on bonds of $319.0 million included net gains of $216.9 million on U.S. treasuries and net gains of $55.8 million on corporate and other bonds (principally U.S. and other corporate bonds).
•The Non-insurance companies reporting segment had an operating loss of $0.6 million in the first quarter of 2023 compared to operating income of $27.1 million in the first quarter of 2022. Excluding non-cash charges and adjustments and the operating loss at Grivalia Hospitality (consolidated on July 5, 2022), which together totaled $74.7 million in the first quarter of 2023, operating income increased by $47.0 million to $74.1 million, principally reflecting higher share of profit of associates and increased interest and dividend income at Fairfax India and higher business volumes at AGT.
•Interest expense of $124.3 million (inclusive of $13.0 million on leases) was principally comprised of $81.8 million incurred on borrowings by the holding company and the insurance and reinsurance companies and $29.5 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company).
•At March 31, 2023 the excess of fair value over carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries was $439.1 million.
•The company's total debt to total capital ratio, excluding non-insurance companies, decreased to 22.9% at March 31, 2023 compared to 23.7% at December 31, 2022, principally reflecting increased common shareholders' equity as a result of the strong net earnings reported in the quarter.
•During the first quarter of 2023 the company purchased 156,685 of its subordinate voting shares for cancellation at an aggregate cost of $100.0 million.

•Transactions closing or closed subsequent to March 31, 2023:
◦On May 10, 2023 Brit completed the sale of Ambridge Group ("Ambridge"), its Managing General Underwriter operations, to Amynta Group. In the second quarter of 2023 Brit will deconsolidate the assets and liabilities of Ambridge and will record a pre-tax gain of approximately $255 million (prior to ascribing any fair value to the potential additional receivable).
◦On April 19, 2023 the company entered into an agreement to acquire all shares of Gulf Insurance Group K.S.C.P. (“Gulf Insurance”) under the control of KIPCO and certain of its affiliates, representing 46.3% of the equity of Gulf Insurance. On closing of the transaction, which is expected to be in the second half of 2023, the company's equity interest in Gulf Insurance will increase from 43.7% to a controlling interest of 90.0%. The company anticipates that upon closing it will consolidate the assets and liabilities of Gulf Insurance and will record a pre-tax gain of approximately $300 million, with changes in the company's carrying value of its equity accounted investment in Gulf Insurance up until the date of closing impacting the pre-tax gain.

There were 23.3 million and 23.8 million weighted average common shares effectively outstanding during the first quarters of 2023 and 2022 respectively. At March 31, 2023 there were 23,228,539 common shares effectively outstanding.
Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its first quarter 2023 results at 8:30 a.m. Eastern time on Friday May 12, 2023. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, May 26, 2023. The replay may be accessed at 1 (800) 814-6746 (Canada or U.S.) or 1 (203) 369-3827 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at March 31, 2023, December 31, 2022 and January 1, 2022
(US$ millions except per share amounts)

	March 31, 2023	December 31, 2022	January 1, 2022
		Restated(1)	Restated(1)
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $208.9; December 31, 2022 – $104.6; January 1, 2022 – $111.0)	971.6	1,345.8	1,478.3
Insurance contract receivables	613.9	648.9	650.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $731.0; December 31, 2022 – $854.4; January 1, 2022 – $1,246.4)	7,455.7	9,368.2	21,799.5
Bonds (cost $32,271.3; December 31, 2022 – $29,534.4; January 1, 2022 – $13,836.3)	32,054.0	28,578.5	14,091.2
Preferred stocks (cost $777.7; December 31, 2022 – $808.3; January 1, 2022 – $576.6)	2,324.4	2,338.0	2,405.9
Common stocks (cost $5,600.0; December 31, 2022 – $5,162.6; January 1, 2022 – $4,717.2)	5,823.6	5,124.3	5,468.9
Investments in associates (fair value $7,139.4; December 31, 2022 – $6,772.9; January 1, 2022 – $5,671.9)	6,035.4	6,093.1	4,749.2
Derivatives and other invested assets (cost $872.3; December 31, 2022 – $869.8; January 1, 2022 – $888.2)	849.4	828.5	991.2
Assets pledged for derivative obligations (cost $111.9; December 31, 2022 – $52.4; January 1, 2022 – $119.6)	113.4	51.3	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,079.1; December 31, 2022 – $3,079.6; January 1, 2022 – $3,336.4)	1,982.6	1,942.8	2,066.0
	56,638.5	54,324.7	51,691.5

Reinsurance contract assets held	9,891.6	9,691.5	9,893.1
Deferred income tax assets	132.9	137.3	449.1
Goodwill and intangible assets	5,737.2	5,689.0	5,928.2
Other assets	7,183.6	6,981.3	6,034.1
Total assets	81,169.3	78,818.5	76,124.4

Liabilities
Accounts payable and accrued liabilities	4,918.8	4,806.6	4,587.6
Derivative obligations	301.3	191.0	152.9
Deferred income tax liabilities	1,071.0	868.0	586.5
Insurance contract payables	1,440.0	1,402.7	1,826.0
Insurance contract liabilities	40,691.4	39,906.6	39,742.2
Borrowings – holding company and insurance and reinsurance companies	6,631.7	6,621.0	6,129.3
Borrowings – non-insurance companies	2,086.6	2,003.9	1,623.7
Total liabilities	57,140.8	55,799.8	54,648.2

Equity
Common shareholders’ equity	18,663.8	17,780.3	15,199.8
Preferred stock	1,335.5	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	19,999.3	19,115.8	16,535.3
Non-controlling interests	4,029.2	3,902.9	4,940.9
Total equity	24,028.5	23,018.7	21,476.2
	81,169.3	78,818.5	76,124.4

Book value per basic share	$803.49	$762.28	$636.89

(1)    Restated for the transition to IFRS 17.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2023 and 2022
(US$ millions except per share amounts)

	First quarter
	2023	2022
		Restated(1)
Insurance
Insurance revenue	6,279.9	5,638.2
Insurance service expenses	(5,177.4)	(4,697.8)
Net insurance result	1,102.5	940.4
Cost of reinsurance	(1,120.0)	(963.8)
Recoveries of insurance service expenses	1,004.3	691.1
Net reinsurance result	(115.7)	(272.7)
Insurance service result	986.8	667.7
Other insurance operating expenses	(246.1)	(144.4)
Net finance income (expense) from insurance contracts	(225.8)	513.6
Net finance income (expense) from reinsurance contract assets held	62.4	(94.6)
	577.3	942.3
Investment income
Interest and dividends	382.3	168.9
Share of profit of associates	333.8	180.6
Net gains (losses) on investments	771.2	(195.2)
	1,487.3	154.3
Other revenue and expenses
Non-insurance revenue	1,558.4	1,066.3
Non-insurance expenses	(1,623.1)	(1,075.0)
Interest expense	(124.3)	(103.9)
Corporate and other expenses	(106.5)	(78.8)
	(295.5)	(191.4)
Earnings before income taxes	1,769.1	905.2
Provision for income taxes	(365.1)	(206.4)
Net earnings	1,404.0	698.8

Attributable to:
Shareholders of Fairfax	1,250.0	588.7
Non-controlling interests	154.0	110.1
	1,404.0	698.8

Net earnings per share	$53.17	$24.23
Net earnings per diluted share	$49.38	$22.67
Cash dividends paid per share	$10.00	$10.00
Shares outstanding (000) (weighted average)	23,282	23,838

(1)    Restated for the transition to IFRS 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2023 and 2022
(US$ millions)

	First quarter
	2023	2022
		Restated(1)

Net earnings	1,404.0	698.8

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	60.6	(18.1)
Losses on hedge of net investment in Canadian subsidiaries	(2.4)	(24.9)
Gains (losses) on hedge of net investment in European operations	(14.3)	18.2
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	2.2	(47.0)
Other	(3.3)	—
	42.8	(71.8)
Net unrealized foreign currency translation gains on associates reclassified to net earnings	(4.8)	—
	38.0	(71.8)
Items that will not be reclassified to net earnings
Net gains (losses) on defined benefit plans	(10.3)	50.1
Share of net gains on defined benefit plans of associates	0.3	5.8
	(10.0)	55.9

Other comprehensive income (loss), net of income taxes	28.0	(15.9)
Comprehensive income	1,432.0	682.9

Attributable to:
Shareholders of Fairfax	1,264.9	600.7
Non-controlling interests	167.1	82.2
	1,432.0	682.9

(1)    Restated for the transition to IFRS 17.

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios, on an undiscounted basis, for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off) in the first quarters ended March 31, 2023 and 2022 were as follows:
Gross Premiums Written

	First quarter		% change year-over-year
	2023	2022
Northbridge	506.3	474.7	6.7%
Crum & Forster	1,155.6	1,036.6	11.5%
Zenith National	257.3	259.0	(0.7)%
North American Insurers	1,919.2	1,770.3	8.4%

Allied World	1,883.6	1,751.8	7.5%
Odyssey Group	1,508.8	1,417.1	6.5%
Brit(1)	895.1	885.4	1.1%
Global Insurers and Reinsurers	4,287.5	4,054.3	5.8%

International Insurers and Reinsurers	886.3	791.2	12.0%

Property and casualty insurance and reinsurance	7,093.0	6,615.8	7.2%

Net Premiums Written

	First quarter		% change year-over-year
	2023	2022
Northbridge	443.1	431.1	2.8%
Crum & Forster	855.3	833.3	2.6%
Zenith National	259.8	257.5	0.9%
North American Insurers	1,558.2	1,521.9	2.4%

Allied World	1,460.8	1,334.3	9.5%
Odyssey Group	1,409.6	1,320.0	6.8%
Brit(1)	644.0	630.2	2.2%
Global Insurers and Reinsurers	3,514.4	3,284.5	7.0%

International Insurers and Reinsurers	546.8	490.9	11.4%

Property and casualty insurance and reinsurance	5,619.4	5,297.3	6.1%

Combined Ratios

	First quarter
	2023	2022
Northbridge	91.1%	87.3%
Crum & Forster	94.7%	94.8%
Zenith National	99.3%	95.4%
North American Insurers	94.1%	92.5%

Allied World	91.7%	92.1%
Odyssey Group	96.4%	93.7%
Brit(1)	90.8%	91.8%
Global Insurers and Reinsurers	93.5%	92.8%

International Insurers and Reinsurers	96.4%	97.5%

Property and casualty insurance and reinsurance	94.0%	93.1%
(1)    Excluding Ki Insurance, gross premiums written decreased by 4.8% and net premiums written decreased by 2.2% in the first quarter of 2023. Excluding Ki Insurance, the combined ratios were 90.5% and 92.2% in the first quarter of 2023 and 2022.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; unfavourable changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; risks associated with IFRS 17; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and risks associated with the global pandemic caused by COVID-19 and the conflict in Ukraine. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.